

August 17, 2018

James Cassidy
President
Comet Trail Acquisition Corporation
9454 Wilshire Boulevard, Suite 612
Beverly Hills, CA 90212

      Re: Comet Trail Acquisition Corporation
            Form 10-12G
            Filed June 21, 2018
            File No. 000-55944

Dear Mr. Cassidy:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                  Sincerely,

                                  Division of Corporation Finance
                                  Office of Transportation and Leisure

cc: Lee Cassidy, Esq.